Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91741

April 29, 2013

Mr. Domenic Minore
Division of Investment Management
U.S. Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C. 20549

VIA EDGAR TRANSMISSION

RE:	Professionally Managed Portfolios (the “Trust”) File Nos. 033-12213 and 811-05037 FundX Funds (Accession No. 0000894189-13-001899) Selective Review Request

Dear Mr. Minore:

As we discussed on Thursday, April 18, 2013, the above-referenced post-effective amendment filing (PEA No. 501) was filed with the Staff of the U.S. Securities and Exchange Commission (the “SEC” or “Staff”) on March 28, 2013 (Accession No. 0000894189-13-001899). The material changes to PEA No. 501 are addressed below.

Pursuant to your subsequent voice mail message on Friday, April 19, 2013, we are hereby filing this request for Selective Review.  We respectfully note that PEA No. 501 is substantially similar to PEA No. 364, which was filed with the SEC on December 30, 2009 (Accession No. 0000894189-09-004487) and reviewed by the Staff.  We are providing with this correspondence, a black-lined comparison of the two filings to highlight all of the differences.

The following changes are the primary differences in the above-referenced post-effective amendment filings:

•	Removal of the Funds’ redemption fee.
•	Revision of the investment objective of the FundX Tactical Upgrader Fund.
•	Revision of the market timing disclosure to reflect the deletion of the Funds’ redemption fee.
•	Subsequent annual updates to financial information.

We hereby request Selective Review pursuant to SEC Release No. 33-6510 (February 15, 1984) for the above-referenced FundX Funds filing.

Sincerely,

/s/ Elaine E. Richards

Elaine E. Richards, Esq.
President and Secretary of the Trust

cc:           Domenick Pugliese, Esq., Paul Hastings, LLP

/tlm